MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS
ENDED SEPTEMBER 30, 2007

Management Discussion and Analysis of
Financial Condition and Results of Operations
For the Three and Nine Months Ended September 30, 2007

OVERVIEW

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to help the reader of the financial statements understand ViRexx Medical Corp. (“ViRexx”), our operations and our present business environment as of November 14, 2007. This MD&A should be read in conjunction with our September 30, 2007 unaudited interim consolidated financial statements and the accompanying notes thereto. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Additionally these unaudited interim consolidated financial statements have not been reviewed by the Company’s external auditors, nor have the external auditors been involved in the preparation of these interim financial statements. These unaudited interim consolidated statements should be read in conjunction with the Company’s 2006 Audited Consolidated Financial Statements. Unless otherwise indicated, all amounts are expressed in Canadian dollars. This MD&A includes the following sections:

▪
Our Business - a general description of our business including a brief overview of our product candidates; a corporate update; our outlook for the remainder of 2007 and the general challenges and risks related to our business and industry.

▪
Operations Review - an analysis of our consolidated results of operations presented in the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 compared to the respective prior year periods.

▪
Critical Accounting Policies and Estimates - a discussion of significant accounting policies that require critical judgments and estimates, along with a discussion of the future impact of accounting standards that have been issued but are not yet effective.

▪
Liquidity, Capital Resources and Financial Position - an analysis of cash availability and cash flows; off-balance sheet arrangements and contractual obligations; and an overview of our financial position.

FORWARD-LOOKING STATEMENTS

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other written reports and releases and oral statements made from time to time by us contain forward-looking statements which can be identified by our use of words like “plans”, “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements. Such factors include risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect our intellectual property, dependence on our collaborative partners, additional long-term capital requirements and our stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

OUR BUSINESS

ViRexx Medical Corp. (“ViRexx” or “the Company”) is a Canadian-based development-stage biotech company focused on developing innovative targeted therapeutic products that offer better quality of life and a renewed hope for living. Our platform technologies include product candidates for the treatment of late-stage ovarian cancer, select solid tumors and Hepatitis B and C. Our most advanced product candidate is OvaRex® MAb, a therapy for treatment of late-stage ovarian cancer.

We have currently three platform technologies: antibody-based immunotherapy (“AIT™”), targeted-autothrombogenic cancer therapy (“T-ACT™”) and Chimigen™ Vaccines, all of which are based on the principle of harnessing the body’s power to fight disease.

AIT™  Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for patients with stage III/IV advanced ovarian cancer who have successfully completed front-line therapy. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials (IMPACT I and IMPACT II) being conducted at more than 60 sites in the United States. We licensed the exclusive rights of OvaRex® MAb to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR), to develop the drug for use in certain territories, as defined in the licensing agreement.

During the third quarter of 2007, Unither continued to monitor progress of the IMPACT I and IMPACT II phase III clinical studies of OvaRex® MAb. The first trial, IMPACT I, reported its 118th relapse late last year and the second trial, IMPACT II, recorded its 118th relapse event in September of this year. The primary endpoint for each trial is time to disease relapse of OvaRex® MAb treated patients compared to those treated with placebo. The initial data analysis will occur after the complete clinical data set is obtained for all patients and the data are unblinded. This initial analysis will reveal whether OvaRex® MAb was successful in significantly prolonging the time to disease relapse in the ovarian cancer patients in the OvaRex® MAb arm compared to those in placebo arm.

Technology transfer continues with our European manufacturing partner, Tecnogen S.p.A (“Tecnogen”), a subsidiary of Sigma-Tau Finanziaria S.p.A (“Sigma-Tau”), who will manufacture and supply our European licensing partners. We continue to work closely with Tecnogen as they renovate their manufacturing facility to build a dedicated OvaRex® MAb production area. Renovations continue on track and we are pleased with the commitment Tecnogen has shown to the project and the progress that has been made to date.

T-ACT™’Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to hypervascular tumours leading to tumour tissue starvation and death. The lead product candidate from the T-ACT™ platform is Occlusin® 50 Injection, a treatment for primary cancer of the liver. A Phase I safety trial of Occlusin® 50 Injection in liver cancer patients was completed in the quarter. The product was found to be safe, simple to administer, and effective as an embolic agent. There were no clinically important safety concerns related to treatment with Occlusin® 50 Injection. Of the 12 patients treated with Occlusin® 50 Injection as part of a transcatheter chemoembolization (“TACE“) procedure, three patients have undergone liver transplantation.  TACE is the treatment of choice to control tumour progression in patients who are being considered for liver transplantation. Liver transplantation is the optimal treatment for primary cancer of the liver in selected patient, because it essentially “cures” the liver cancer and any underlying liver disease that might lead to the reappearance of the cancer. Partnering discussions for this product candidate are ongoing.

The second product candidate from the T-ACT™ platform is Occlusin® 500 Artificial Embolization Device, an embolic agent designed to treat hypervascular tumours including uterine fibroids. This device is delivered by catheter to the blood vessels feeding the tissue to be treated.  Unlike other embolic agents, Occlusin® 500 Artificial Embolization Device undergoes natural break down in the body and ultimately disappears. We are continuing preclinical testing of this product candidate, potential in vivo, which will likely be completed during the first half of 2008. We have also completed the production of two Good Manufacturing Practice (“GMP”) batches of the product. Exploration of Good Laboratory Practice (“GLP”)/GMP product development of Occlusin® 500 Artificial Embolization Device using extrusion manufacturing methods to standardize and increase efficiency of particle production is also in progress.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

Chimigen™ Vaccine Technology

Two of the ChimigenTM Hepatitis C therapeutic vaccine candidates are currently being evaluated for scaled up production. The immune responses to both these candidates are currently being evaluated using ex vivo assay systems and in animals. Several potential ChimigenTM Avian Influenza Vaccine candidates have been produced and are currently being evaluated for efficacy in ex vivo laboratory tests.

ViRexx is continuing its research collaboration with Defence Research and Development Canada Suffield (“DRDC Suffield“) and with National Research Council Canada's National Institute for Nanotechnology (“NINT“) to study ViRexx's proprietary Chimigen™ Vaccine platform, with networking and financial contributions from the National Research Council of Canada Industrial Research Assistance Programme (“NRC-IRAP”), for biodefence applications and nanoparticle forming properties, respectively.

The identification of the most appropriate Chimigen™ Hepatitis B therapeutic vaccine candidates and their evaluation are continuing. Better production methods are being used to produce the most appropriate vaccine candidates which are currently being evaluated for efficacy, in both ex vivo and in vivo experiments.

Corporate Update

On September 21, 2007, Mr. Darrell Elliott was appointed a Director, Chairman of the Board of Directors and Interim Chief Executive Officer. Mr. Elliot has more than 35 years of experience in merchant banking, venture capital and analogous operating experiences in Africa, Europe and North America. He has served on numerous boards in both private and publicly traded companies.

On September 24, 2007, PricewaterhouseCoopers LLP, resigned as our external auditors on their own initiative. The Audit Committee and the Board of Directors accepted their resignation. The related auditor’s reports for the two years ended December 31, 2005 and 2006 did not contain any reservations as to departures from GAAP or limitations in scope. In connection with those two audits through September 24, 2007, there were no reportable events requiring disclosure to regulatory authorities.

On October 30, 2007, through a competition, Deloitte & Touche LLP accepted appointment as successor external auditor.

Mr. Peter Smetek, the former Chairman and Interim Chief Executive Officer, remains a member of the Board of Directors.

As announced on October 12, 2007, Mr. Erich Bam was appointed Interim Chief Operating Officer. Mr. Bam is a Chartered Accountant with more than 20 years of experience in the financing, development and management of both private and publicly traded companies. Most recently, Mr. Bam served as a partner and Managing Director of Gemini Partners where he is responsible for sourcing and managing assignments.

Gary Woerz, MBA, is not responsible presently for the day-to-day financial operations of the company. Brent Johnston, CA, the Acting Chief Financial Officer is presently responsible for the day to day financial operations of the Company.

Ongoing Clinical Trials

During the quarter the occurrence of the 118th relapse event in the IMPACT II study was reported. IMPACT II is the second of two identical OvaRex® MAb Phase III clinical trials studying women with stage III or IV advanced ovarian cancer, who had successfully completed front-line therapy. The two Phase III clinical trials, IMPACT I and IMPACT II, were each designed to enroll 177 patients randomized 2 to 1 to receive OvaRex® MAb or placebo. The primary endpoint for each trial is time to disease relapse. IMPACT I reached the 118th relapse event in December 2006 and recently recorded the 134th relapse event.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

Other Updates

On October 17, 2007, we resolved and reconciled any misunderstanding related to costs associated with the set-up and renovation of a manufacturing facility for Tecnogen. We will continue together with Sigma Tau and its subsidiaries, Defiante and Tecnogen, to prepare for the manufacture and distribution of ViRexx’s lead product candidate, OvaRex® MAb pursuant to the Sublicense and Manufacturing and Distribution Agreements in the European countries for which ViRexx International Corp. Limited, a wholly owned subsidiary of the Company, has rights.

2007 Outlook

Our main priority for 2007 has been the completion of the two OvaRex® MAb Phase III clinical trials, being conducted by Unither. We expect to receive the preliminary data analysis from Unither in late 2007 or early 2008. Other upcoming milestone events expected in 2007 include:

•	Completion of the preclinical testing of Occlusin® 500 Artificial Embolization Device and evaluation of its safety and efficacy in vitro.
•	Securing partners, funding or financing to support further development of our Technology Platforms.

Challenges and Risks

Operating in a highly competitive environment provides unique opportunities for our company. However, challenges and risks accompany those opportunities. We are also subject to risks inherent in the biotechnology industry that are not always predictable or within our control.

Management has identified certain challenges and risks that are critical to our success. Four key challenges and risks are discussed below:

Continued Operations

 Our consolidated financial statements included in this interim report were prepared assuming that we will continue as a going concern. Our ability to sustain operations for more than a 12 month period without further financing cannot be assured. Without additional funding and milestone payments from potential product out-licensing, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the first quarter of 2008. For further discussion on our plans to address this risk, please refer to the “Liquidity, Capital Resources and Financial Position” section of this document.

Achieving Regulatory Approval

The U.S. Food and Drug Administration (“FDA”) regulates the development, testing, manufacture, record-keeping, labelling, distribution, and promotion of pharmaceutical products in the United States pursuant to the Food, Drug, and Cosmetic Act and related regulations. We must receive approval by the FDA prior to commercial sale in the U.S. Similar regulations are enforced by Health Canada, the European Medicines Agency (“EMEA”) and by other regulatory agencies in each jurisdiction in which we seek to do business. If we are unable to successfully obtain approval to commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

Preclinical and Clinical Trial Results

Before obtaining regulatory approval for sale, each of our product candidates must be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for each proposed indication for human use. Our success will depend on the successful outcome of these preclinical testing and clinical trials. There are multiple risk factors associated with conducting clinical trials of our investigational drug and device product candidates. A prime risk factor of clinical trials is that the study outcome may reveal that the product candidate does not demonstrate the anticipated level of effectiveness in the target patient population. Such outcomes may adversely affect the approvability of the potential product by regulatory agencies. Similarly, clinical trials may show that an investigational product causes unacceptable adverse events in the patient population to be treated with the drug.

Although the FDA and EMEA have granted OvaRex® MAb Orphan Drug Status for its use in ovarian cancer, this status does not diminish any of the requirements for market approval. Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of this or any of our product candidates. In addition, if approval is received, such approval may be limited in scope and affect the commercial viability of such product candidate.

Competitive Products and Technologies

Our success depends upon us maintaining our competitive position in the research, development, and commercialization of products and technologies in our area of expertise. Competition from pharmaceutical, chemical and biotechnology companies as well as universities and research institutes is expected to increase.

We are aware of several potential competitors that are at various stages of development or that have commercial sales of products that may address similar indication as our products. The success of our competitors and their products may have a material adverse impact on our business, financial condition, and results of operations.

For a complete discussion of the risk factors, see “Item 3D: Risk Factors” in Part I of the Company’s Form 20-F for the fiscal year ended December 31, 2006, available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All four of these challenges and risks: continuing operations; achieving regulatory approval; preclinical and clinical trial results; and competitive products and technologies have the potential to have a material adverse effect on the Company; however, subject to appropriate financing we believe ViRexx is well positioned to appropriately address these challenges and risks.

OPERATIONS REVIEW

	Three months ending		Nine months ending
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Research and development	$ 1,209,614	$ 1,505,654	$ 3,689,410	$ 4,524,977
Net loss	(1,914,773)	(3,364,719)	(8,026,394)	(8,999,368)
Loss per share - basic and diluted	(0.03)	(0.05)	(0.11)	(0.13)

For the third quarter, the net loss was $1,914,773 or ($0.03) per share as compared to $3,364,719 or ($0.05) per share for the three months ended September 30, 2006. On a year-to-date basis, the Company recorded a net loss of $8,026,394 or ($0.12) per share, as compared to $8,999,368 or ($0.13) per share for the nine months ending September 30, 2006. The decrease of $1,449,946 in net loss for the third quarter and the decrease in net loss of $972,974 on a year-to-date basis are mainly attributable to the following, as more fully described in the following sections.

•	Costs associated with the cancelled public offering and the effects of the 13D filing

•	Redeployment of research and development costs

•	Lower clinical trial costs based on the development stage of our Technology Platforms

•	The manufacture and production of three batches of the Occlusin™ 500 Artificial Embolization Device

•	The accrual for costs to Tecnogen in support of facility start-up and renovation

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

During the third quarter of 2007, research and development costs for the Chimigen™ Platform were offset by a $80,923 financial contribution from NRC-IRAP. On a year-to-date basis the Company has received a total of $164,262 in government assistance.

Research and Development

	Three months ending		Nine months ending
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Contract research costs	$ 81,184	$ 64,262	$ 272,983	$ 535,094
Clinical trial costs	35,340	207,124	76,318	381,751
Clinical material manufacturing costs	5,730	173,689	469,694	291,925
Employee related costs	384,183	710,318	1,247,290	2,021,600
Other research and development costs	703,177	350,261	1,623,125	1,294,607
	$ 1,209,614	$ 1,505,654	$ 3,689,410	$ 4,524,977

Research and development expenses for the third quarter ended 2007 were $1,209,614 compared to the same period in 2006 of $1,505,654, a decrease of $296,040 or 20%. On a year-to-date basis, research and development expenses were $3,689,410 and $4,524,977 for 2007 and 2006, respectively, for a decrease of $835,567 or 18%.

This decrease in research and development spending can be credited to the following:

Contract research costs were lower in 2007 due to a one time toxicology study being done in non-human primates in 2006 that cost $396,000. Decreased clinical trial costs for both the quarter and year-to-date compared to the same periods in 2006 is due to the completion of the clinical studies of Chimigen™ Hepatitis B vaccine, which cost $179,000 and $313,000, respectively, in 2006.

Clinical material manufacturing costs are lower by $167,959 for the quarter and have increased year-to-date by $177,769 compared to the same periods in 2006 due to the following:

•
In 2005, Protein Sciences Corporation was contracted for the GMP manufacturing campaign. Final costs and completion of the contract occurred early in 2006. There was no similar GMP manufacturing in 2007;

•
Manufacturing for the Occlusin™ 500 Artificial Embolization Device was started in September 2006 and ended in June 2007. Costs of $125,000 were incurred in the third quarter of 2006 that were not incurred 2007. These savings were offset by additional costs incurred year-to-date in 2007 of $305,000; and

•	One time various microbial and viral tests on the cell banks which cost $30,000 for the AIT’ Platform were conducted in 2006 that were not performed in 2007.

Employee related costs decreased for the quarter and year-to-date primarily due to the staff reduction as a result of the November 2006 restructuring and reclassification of certain executive costs. In April 2007, the Alberta Heritage Foundation for Medical Research (“AHFMR”) - Industrial Research Fellowship was granted providing funding of $12,500 for the third quarter and $25,000 year-to-date with no similar amount received in 2006.

Increased other research and development costs incurred in the third quarter of 2007 and year-to-date are related to the start-up and renovation of the Tecnogen manufacturing facility ($354,545) with no similar item in 2006. This is a direct result of the resolution of any misunderstanding previously disclosed.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

Corporate Administration

	Three months ending		Nine months ending
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Business development costs	$ 28,891	$ 139,026	$ 259,061	$ 540,722
Employee related costs	42,558	498,963	599,721	1,096,745
Other administration costs	418,665	660,653	2,603,113	1,900,304
	$ 490,114	$ 1,298,642	$ 3,461,895	$ 3,537,771

Corporate administration expenses for the three months ended September 30, 2007 totalled $490,114, a decrease of $808,528 or 62% from $1,298,642 for the corresponding period ended September 30, 2006. On a year-to-date basis, corporate administration expenses were $3,461,895 and $3,537,771 for 2007 and 2006 respectively, a decrease of $75,876 or 2%.

The quarterly decrease of $808,528 was a result of many factors. Business development and employee related costs decreased in the third quarter of 2007 compared to 2006 due to staff reductions implemented as part of the management change during the second quarter of 2007 as well as the restructuring and reduction of staff in November 2006. In addition, in the third quarter of 2006 there were one time travel and legal costs of $87,000 incurred to arrange and incorporate our wholly-owned subsidiary, ViRexx International Corp. Limited. Other administration costs were reduced in the three months ended September 30, 2007 due to a change of circumstances and related estimate of costs of $538,500 related to a legal claim . The effects of the change in estimate were offset by increased consulting and legal costs related to employee matters compared to the third quarter of 2006 of $296,512.

The year-to-date decrease compared to 2006 of $75,876 was due to a change of estimate of $538,500 for legal costs related to the cancelled $15 million public offering. On April 7, 2007, management discontinued the public offering subsequent to the agreement reached with the 13D group of shareholders. Additional costs of $119,755 were also incurred in the third quarter from legal and other advisory services management employed to determine possible courses of action in light of the effects of the Schedule 13D on February 14, 2007. Year-to-date total costs related to this matter are $600,887.

During the quarter and year-to-date period, continued efforts were spent on business development in pursuing potential partnerships and finance arrangements for product candidates and technology platforms. The significant decrease in business development year-to-date of $281,661 or 52% is a direct result of reduction of staff in this department as a result of the change in management in the second quarter.

Amortization

Amortization expense relates to acquired intellectual property, certain licensing rights, facility leaseholds and equipment. Amortization expense for the three months ended September 30, 2007 was $653,869, a decrease of $7,528 or 1% from $661,397 for the corresponding period ended September 30, 2006. On a year-to-date basis, amortization expense was $1,955,626 and $2,105,989 for 2007 and 2006 respectively, a decrease of $150,363 or 7%. The decrease can be attributed to carrying values of the remaining assets being lower compared to 2006.

Other income (expenses)

Other income primarily consists of interest income earned on our short-term investments. Interest income for the three months ended September 30, 2007 was $38,778, a decrease of $69,837 or 64% from $108,615 for the corresponding period ended September 30, 2006. On a year-to-date basis, interest income was $184,903 and $303,435 for 2007 and 2006 respectively, a decrease of $118,532 or 39%. At September 30 2007, we had $3,540,110 in short-term investments compared to $10,692,861 at September 30, 2006; we therefore earned less interest income on the lower balance.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited interim consolidated financial statements are prepared in accordance with GAAP for interim consolidated financial statements in Canada, which require management to make estimates, judgements and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. We believe that our most critical accounting policies and estimates relate to the following areas:

▪	Acquired Intellectual Property
▪	Income Tax Provision
▪	Legal Claims

The Company has various legal and administrative proceedings, principally former employee related claims. The Company may make a provision for those proceedings and may make additional significant provisions for such legal proceedings, as required in the event of further developments. Litigation is inherently unpredictable.. The Company could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with its Audit Committee of our Board of Directors. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. A summary of significant accounting policies and estimates and a description of accounting policies that are considered significant may be found in our Annual Report on Form 20-F for the year ended December 31, 2006 filed with SEDAR and EDGAR on March 30, 2007 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Impact of Recent Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) released the following new Handbook Sections, effective for annual and interim periods beginning on or after January 1, 2007:

▪	Accounting changes - Handbook Section 1506
▪	Comprehensive income - Handbook Section 1530
▪	Equity - Handbook Section 3251
▪	Financial instruments, recognition and measurement - Handbook Section 3855
▪	Financial instruments, disclosure and presentation - Handbook Section 3861
▪	Hedges - Handbook Section 3865

The adoption of these sections did not have a significant impact on our interim consolidated financial statements or results of operations. For a description of the other principle changes on adoption of these new standards and for further details on changes in significant accounting policies, refer to Note 4 to the unaudited interim consolidated financial statements for the nine months ended September 30, 2007.

Management is currently assessing the impact of the following Handbook Sections that are effective for future annual and interim periods:

▪	Capital Disclosures (CICA Handbook Section 1535)

In November 2006, the CICA issued new Handbook Section 1535 "Capital Disclosures", effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity's capital and how it is managed in order that a user of the financial statements may evaluate the entity's objectives, policies and processes for managing capital. This new Standard is not expected to have a material effect on the Company's consolidated financial statements.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

▪	Financial Instruments Disclosure (CICA Handbook Section 3862)/ Presentation (CICA Handbook Section 3863)
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, which will replace Section 3861, Financial Instruments - Disclosure and Presentation. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is currently assessing the impact these new standards will have on its consolidated financial statements.

▪	Inventories (CICA Handbook Section 3031)

Effective January 1, 2008, the Company will be required to adopt CICA Section 3031, Inventories. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. This new Standard is not expected to have a material effect on the Company's consolidated financial statements.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

	September 30 2007	December 31 2006	June 30 2007
Cash	$368,625	$405,354	$1,368,555
Short-term investments	3,540,110	10,336,837	4,347,658
	$3,908,735	$10,742,191	$5,716,213

As at September 30, 2007, we had $3,908,735 in cash and short-term investments. To date, we have financed our operations primarily through proceeds from the issue of debt and equity securities, exercise of options and warrants, and interest income earned. We will continue to invest in operations until revenues are realized from the commercialization of products or until we have earned revenue from milestones and royalty payments from license and collaboration agreements.

As at September 30, 2007, the Company’s cash and short-term investments totaled $3,908,735 as compared with $10,742,191 at December 31, 2006. The Company’s net cash used in operating activities amounted to $1,791,917 for the third quarter and $6,815,110 year-to-date September 30, 2007, reflecting the Company’s use of cash to fund corporate administration expenses, including costs incurred for the public offering and dealing with the 13D group, business development expenses, manufacturing costs and other research and development expenses.

As of September 30, 2007, ViRexx had $3,039,132 in working capital, defined as current assets less current liabilities. Based on this amount, management estimates ViRexx will be able to fund planned operations into the first quarter of 2008. Management is currently evaluating all future financing alternatives. The timing and required amount of funding requirements may vary depending on a number of factors including: the progress of our research programs, our ability to meet milestones and receipt of approvals from government regulators.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

In November 2006, we announced the realignment of our resources to focus on near-term potential revenue streams and to reduce operating costs. The majority of resources have now been deployed to prepare for the potential commercialization of OvaRex® MAb and product development of Occlusin™ 500 Artificial Embolization Device. We anticipate net cash utilized for operating and capital expenditures for the remainder of 2007 to be approximately $600,000 per month.

We have incurred significant losses since our inception. As at September 30, 2007, our accumulated deficit was $41.8 million. We have incurred net losses as a result of research and development expenses, clinical trial expenses, contract manufacturing expenses and general and administrative expenses in support of our operations. We expect to incur further losses as we continue to advance our product candidates through clinical trials and apply for regulatory approval.

Contractual Obligations and Commitments

In our operations, we have periodically entered into long-term contractual arrangements for office and laboratory facilities and product candidate manufacturing for clinical trials. The following table presents commitments arising from these arrangements currently in force for the next five years:

	Total	< 1 year	1-3 years	> 3 years
Operating lease obligations[1]	$424,911	$28,971	$347,655	$48,285
Product candidates manufacturing obligations	20,250	2,250	18,000	-
Capital lease obligation	7,558	7,558	-	-
Total contractual obligations	$452,719	$38,779	$365,655	$48,285
Notes: 1) Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

On October 17, 2007, we resolved and reconciled any misunderstanding related to costs associated with the set-up and renovation of a manufacturing facility for Tecnogen. We have committed to pay $354,545 to Tecnogen. Once production begins at the facility we have also agreed to purchase $354,545 of OvaRex® MAb product from the Defiante facility.

Related Party Transactions

Transactions with Directors and Corporate Officers

	Three months ending		Nine months ending
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Legal expenses	$ 185,170	$ 52,600	$ 416,470	$ 245,200
Consulting	59,335	32,600	342,435	71,600
	$ 244,505	$ 85,200	$ 758,905	$ 316,800

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

Legal Claims

From time to time, the Company may be subject to or threatened with legal claims in the ordinary course of conducting our business. We have received statements of claims from four former management employees relating to their termination or resignation of employment with the Company. The former employees assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company or defamation in 2007. The collective total of these claims is $1,999,750. We believe that these claims are without merit and intend to aggressively defend this position. As the outcome is uncertain and an estimate of the liability is not determinable, no amount has been accrued.

The lead agent engaged to support the cancelled public offering has also filed a claim during the second quarter. The total claim is $538,500. We now believe, based on new information this claim is without merit and we will continue to aggressively defend this position. As the outcome is uncertain, we have reduced our estimate of accrued legal costs by $538,500 in our September 30, 2007 unaudited interim consolidated financial statements.

Off-Balance Sheet Arrangements

As of September 30, 2007, ViRexx did not have any material off-balance sheet arrangements other than those listed under the contractual obligations and commitments described above and those disclosed in Note 10 to the Audited Consolidated Financial Statements for the year ended December 31, 2006.

Capital Stock

Outstanding Share Data	September 30, 2007	December 31, 2006
Common shares issued and outstanding	72,760,717	72,760,717
Stock options outstanding	3,914,357	6,396,241
Warrants outstanding	14,618,172	17,077,471

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants would generate proceeds of approximately $25 million.

CONTROLS AND PROCEDURES

In order to ensure that information filed under Canadian and U.S. securities legislation presents fairly in all material respects the financial information of ViRexx, the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures, as well as internal control over financial reporting.

Disclosure Controls and Procedures

For the period ended September 30, 2007, the Chief Executive Officer and Chief Financial Officer in cooperation with the committee responsible for the Company’s disclosure policy (the “Disclosure Committee”), have evaluated the effectiveness of the Company’s internal disclosure controls and procedures as defined in Multilateral Instrument 52-109. The Disclosure Committee is currently composed of the Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Audit Committee. Prior to every disclosure, each Director must review and provide comment within 24 hours. Generally, the Disclosure Committee has concluded that the Company’s control procedure provides reasonable assurance that:

▪
information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian and U.S. securities legislation is completed within the prescribed time periods; and

▪	material information relating to the Company is reported in a timely manner so that it can provide investors with complete and reliable information.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three and Nine Months Ended September 30, 2007

Internal Controls over Financial Reporting

Management undertook the documentation and assessment of the design of internal controls over financial reporting for our operating and accounting processes. Similar to the evaluation of disclosure controls and procedures referred to above, the design of internal controls over financial reporting was evaluated as defined in Multilateral Instrument 52-109. During the second quarter of 2007, and subsequent to the changes to the Board of Directors and Senior Management that resulted from the 13D filing, a special committee (“the Committee”) was formed consisting of two independent directors and independent counsel. The mandate of the Committee was to review the directors’ and managements’ awareness and understanding of the Mandates of the Board, Code of Business Conduct and Ethics, Disclosure, Confidentiality and Trading Policy and the Charters of the committees of the Board. The work of the Committee will continue through the fourth quarter to facilitate the evaluation by the Chairman of the Board, Acting Interim Chief Executive Officer and Interim Chief Operating Officer who were appointed late in the third quarter. As a result of these significant changes to management, this management has assessed that there is a reasonable basis to assess that there may be weaknesses in internal control over financial reporting. Accordingly, internal control over financial reporting may not be effective. Management will review, and if necessary, remediate any identified weaknesses during the fourth quarter in 2007 and the first quarter of 2008.

A control system can only provide reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for loss per share amounts:

(000’s of Canadian dollars)	2007			2006				2005
	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss	$(1,915)	$(3,188)	$(2,924)	$(8,493)	$(3,365)	$(3,326)	$(2,309)	$(1,743)
Basic and Diluted loss per share	$ (0.03)	$ (0.04)	$ (0.04)	$ (0.11)	$ (0.05)	$ (0.05)	$ (0.04)	$ (0.02)

Factors Impacting Quarterly Financial Results

During the third quarter of 2007, the manufacturing of Occlusin® 500 Artificial Embolization Device was completed and therefore no costs incurred.

Costs directly related to the set-up and renovation of the Tecnogen manufacturing facility of $354,545 were recorded during the third quarter of 2007.

During the first and second quarters of 2007 significant costs were incurred as a result of the cancelled $15 million public offering. In addition, significant costs were incurred as a result of the 13D filing.

In the fourth quarter of 2006 a non-cash charge of $5.3 million for net future tax expense associated with the transfer of intellectual property to ViRexx International Corp. Limited, a wholly owned subsidiary of the Company.

All other quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates including manufacturing and clinical trials.